Exhibit 99.6

NICE inContact CXone AI Self-Service Solution Helps TechStyle
Improve Operational Efficiency, Enhance Customer Experience, and
Drive Cost-Savings

CXone with integrated SmartAction Omni-bot™, improves operational efficiency and enhances customer experience for TechStyle Fashion Group

Salt Lake City, August 16, 2018 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced business results  TechStyle Fashion Group achieved with the NICE inContact CXone AI Self-Service Solution, including integrated SmartAction Omni-bot™, that improves operational efficiency, enhances customer experience, and reduces operational costs. SmartAction’s Omni-bot provides conversational artificial intelligence (AI) voice and digital self-service and is available on CXexchange marketplace featuring ready-to-use applications designed to integrate with NICE inContact CXone, the world’s #1 cloud customer experience platform.

TechStyle Fashion Group—owner and operator of JustFab, Fabletics, Fabkids, and ShoeDazzle brands—is an online subscription fashion retailer that offers a personalized shopping experience based on members’ fashion preferences. The company had been offering conversational voice self-service for several months but wanted to offer a similar self-service experience in their fastest growing channel: chat. Before implementing the CXone AI Self Service Solution, chats were directly routed to a live chat agent without any authentication or self-service features. This caused spikes in volume and made it difficult to staff appropriately, especially considering the cyclical nature of the business. TechStyle needed a way to ease the stress on forecasting and staffing.

To meet the challenge, TechStyle launched its Chatbot, which uses SmartAction integrated with CXone, to achieve the following benefits:

•	$1.1 million in savings for 2017 (calculated per agent reduction, average handle time decrease, and containment)
•	18.5% overall containment average, meaning fewer calls to live agents
•	45 second reduction in average handle time
•	77% Member Satisfaction, consistent with historical averages

The successful implementation of TechStyle’s Chatbot delivers true omnichannel self-service as well as blended live agent interactions for members. In addition to reducing calls to agents for transactional and traditionally self-service issues, the chatbot’s proactive, context-inclusive handoff of more complex chat sessions to live agents enabled quicker resolutions. As a result, members now have 24/7 availability to self-service features like checking on the status of an order, billing questions, and skipping a month. The company also maintained a 77% member satisfaction survey score, consistent with historical Member Satisfaction survey (MSAT) scores, and received several positive customer comments about the automation. The integration between CXone and SmartAction made it easy for TechStyle to use this new solution in the most effective ways.

“Any benchmark we created would have been easily surpassed. With the partnership of NICE inContact and SmartAction, we feel confident to say we are in good hands,” said Mike Gamez, GMS Member Solutions Manager at TechStyle.

“The CXone customer experience platform enables contact centers to customize robust solutions and continually adapt to changing requirements and customer expectations,” said Paul Jarman, CEO of NICE inContact. “We’re pleased to share the cost reduction and customer experience improvement results TechStyle Fashion Group achieved with the CXone AI Self-Service Solution, in partnership with SmartAction.”

SmartAction’s Omni-bot is a conversational AI system that combines voice and digital functionality to automate complex, repetitive inquiries that agents are handling today. Once configured in voice, all solutions scale to digital channels like web chat, SMS text, Facebook Messenger, and Skype. Omni-bot uses AI and 100% natural language capabilities to offer a better self-service experience for end users.

NICE inContact CXone empowers organizations to provide an exceptional customer experience by acting smarter and responding faster to ever-changing consumer expectations. To meet the needs of organizations of all sizes, CXone combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence—all on an Open Cloud Foundation.

DEVone offers partners broad tools and resources to enable independent software vendors (ISVs) like SmartAction to create new applications on CXone, including extensive documentation and support, and access to an online developer community. Companies interested in how SmartAction’s application works with CXone can visit CXexchange to learn more about the application and read reviews. CXexchange is a centralized, state-of-the-art marketplace for developers to market and sell their applications ready to integrate easily with CXone.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by Gartner, Ovum, IDC, Frost & Sullivan, DMG, and Ventana. www.niceincontact.com

NICE inContact is part of NICE (Nasdaq: NICE), the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.